Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112770

PROSPECTUS SUPPLEMENT DATED November 30, 2004

(To Prospectus filed on June 8, 2004)

SERENA SOFTWARE, INC.

$220,000,000

1½% Convertible Subordinated Notes Due 2023 and

9,912,588 shares of Common Stock Issuable Upon Conversion of the Notes

This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above referenced securities or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above referenced securities.

1. Selling Securityholders

The table captioned “Selling Securityholders” commencing on page 55 of the Prospectus is hereby amended to reflect the following additions and changes.

Name	Principal Amount at Maturity of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that May be Sold (1)	Percentage of Common Stock Outstanding (2)
S.A.C. Arbitrage Fund, LLC (3)	$2,000,000	*	90,114	*

*	Less than 1%
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 45.0577 shares per $1,000 principal amount of the notes (representing an initial conversion price of approximately $22.194 per share of common stock). However, this conversion price will be subject to adjustment as described under “Description of Notes – Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 39,162,539 shares of common stock outstanding as of October 31, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes. We are assuming that the security holders do not own any other stock in the Company.
(3)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”) share all investment and voting power with respect to the securities held by SAC Arbitrage Fund. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this prospectus.